Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated November 15, 2013

Invesco PowerShares

powerSHARES
Xchange Traded Notes

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JAPANESE GOVERNMENT BONDS

JGBT | PowerShares DB **3x Japanese Govt Bond Futures** ETN
JGBL | PowerShares DB **Japanese Govt Bond Futures** ETN
JGBS | PowerShares DB **Inverse Japanese Govt Bond Futures** ETN
JGBD | PowerShares DB **3x Inverse Japanese Govt Bond Futures** ETN

The PowerShares DB 3x Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBT), PowerShares DB Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBL) (collectively, the "PowerShares DB JGB Futures ETNs") and the PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBS) and PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBD) (collectively, the "PowerShares DB Inverse JGB Futures ETNs", together with the PowerShares DB JGB Futures ETNs, the "ETNs") provide investors with leveraged or unleveraged exposure to the U.S. dollar value of the returns of a long Japanese sovereign bond futures index or a short Japanese sovereign bond futures index, respectively.

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch.

The PowerShares DB JGB Futures ETNs are based on the DB USD JGB Futures Index (the "Long JGB Futures Index"), which is intended to measure the performance of a notional long position in 10-year JGB Futures. The PowerShares DB Inverse JGB Futures ETNs are based on the DB USD Inverse JGB Futures Index (the "Short JGB Futures Index"), which is intended to measure the performance of a notional short position in 10-year JGB Futures. The underlying assets of 10-year JGB Futures are Japanese-government issued debt securities ("JGBs") with a remaining term to maturity of not less than 7 years and not more than 11 years as of their issue date and the futures contract delivery date. The returns of each ETN are obtained by combining the monthly returns or three times the monthly returns from the relevant JGB futures index with the returns of the DB 3-Month T-Bill Index (the "TBill Index"), less investor fees. Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 50,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

JGB Futures

Fact Sheet | Prospectus

Inverse JGB Futures

Fact Sheet | Prospectus

Download Historical Repurchase Value

Financial Details

	JGBL	JGBT	JGBS	JGBD
Last Update	11/15/2013 9:36 AM EST	11/15/2013 12:00 AM EST	11/15/2013 11:38 AM EST	11/15/2013 11:39 AM EST
Price	21.04	23.72	19.02	17.40
Indicative Intra-day Value	21.06	23.55	19.04	17.35

Last End of Day Repurchase Value(1) 21.1084    23.7241    18.9905    17.2241
Last Date for End of Day Value      11/14/2013 11/14/2013 11/14/2013 11/14/2013

ETN Repurchase Value as of 9/30/2013(1)  (Growth of $10,000 since March 23, 2011 for JGBL and JGBT) (Growth of $10,000 since Nov. 9, 2011 for JGBS and JGBD)

[GRAPHIC OMITTED]

ETN and Index Data Ticker Symbols 3x JGB Futures
JGBT
JGB  Futures  JGBL
Inverse  JGB
Futures  JGBS
3x  Inverse  JGB  Futures  JGBD
Intraday
Indicative  Value  Symbols 3x JGB  Futures  JGBTIV
JGB  Futures
JGBLIV Inverse JGB Futures  JGBSIV

 3x Inverse JGB
Futures  JGBDIV
CUSIP Symbols
3x JGB Futures  25154W209 JGB
Futures 25154W308 Inverse JGB Futures 25154P170 3x Inverse
JGB Futures  25154P188  Details ETN price at inception  $20.00
Inception
date 3/22/2011
Inception date (Inverse)  11/08/2011 Maturity date
3/31/2021     Maturity     date     (Inverse)      11/30/2021
Yearlyinvestorfee(JGBT)        0.95%       Yearlyinvestorfee(JGBL)        0.50%
Yearlyinvestorfee(JGBS)   0.50%  Yearlyinvestorfee(JGBD)  0.95%  Leverage  Reset
Frequency Monthly Listing exchange NYSE Arca DB USD JGB Futures
                          DBBNJGBL
Index
DB USD Inverse JGB
                          DBBNJGBS
Futures Index

Issuer Deutsche Bank AG, London Branch Senior Unsecured Obligations

Risks

Non-principal protected

Long ETN and Index History(%)
                                         ETN
As of 9/30/2013     1 Year 3 Year 5 Year 10 Year Inception
ETN Repurchase Value(1)
Japanese
                      0.96    -  -   - 1.83
Government Bond
3x Japanese
                      3.19    -  -   - 5.96
Government Bond
ETN Market Price(2)
Japanese
                      1.01    -  -   - 1.81
Government Bond
3x Japanese
                      2.46    -  -   - 5.77
Government Bond
Index History
Long JGB Futures
                      1.40 1.48  -   - 2.29
Index
Comparative Indexes(3)
SandP 500 Index       19.34 16.27  -   - 13.28
Barclays U.S.
                     -1.68 2.86  -   - 3.66
Aggregate
------------------- ------ ----- --- ---------------------
Short ETN and Index History(%)
                                         ETN
As of 9/30/2013 1 Year 3 Year 5 Year 10 Year Inception ETN  Repurchase  Value(1)
Inverse JGB Futures -2.05 - - - -2.37 3x Inverse JGB
                     -5.79    -  -   - -6.69
Futures
ETN Market Price(2)
Inverse JGB Futures  -2.35    -  -   - -2.48
3x Inverse JGB
                     -5.60    -  -   - -6.95
Futures
Index History
Short JGB Futures
                     -1.60 -1.66 -   - -1.94
Index
Comparative Indexes(3)

- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right
- Potential lack of liquidity

Benefits

- Leveraged or unleveraged long or short notes
- Relatively low cost
- Intraday access
- Listed

S&P 500 Index	19.34	16.27	-	-	20.67
Barclays U.S. Aggregate	-1.68	2.86	-	-	1.49

Index Weights

As of 11/15/2013

Contract	Contract Expiry Date	Weight (%)
JPN 10Y BOND FUTURE	12/11/2013	100.00

Source: Invesco PowerShares, Bloomberg L.P.

[1] ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. ETN repurchase value is based on a combination of three times the monthly returns, for the 3x JGB Futures ETNs, or the monthly returns, for the JGB Futures ETNs, from the Long JGB Futures Index plus the monthly returns from the T-Bill Index and three times the monthly returns, for the 3x Inverse JGB Futures ETNs, or the monthly returns, for the Inverse JGB Futures ETNs, from the Short JGB Futures Index plus the monthly returns from the T-Bill Index, resetting monthly as per the formula applied to the ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Short JGB Futures Index history and the Long JGB Futures Index history is for illustrative purposes only and does not represent actual performance of PowerShares DB Inverse JGB Futures ETNs and PowerShares DB JGB Futures ETNs, respectively. The inception date of the Long JGB Futures Index and the Short JGB Futures Index is September 20, 2010.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

[2]ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

[3]The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

Important Risk Considerations
Each security offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns.

Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in 10-year JGB futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, changes in currency exchange rates, and monetary and other governmental actions, each in the U.S. or Japan.

The 3x JGB Futures ETN and the 3x Inverse JGB Futures ETN are leveraged investments. As such, they are likely to be more volatile than unleveraged investments. There is also a greater risk of loss of principal associated with leveraged investments than with unleveraged investments.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this

offering. You may get these documents for free by visiting www.dbxus.com or
EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a
prospectus by calling 800.983.0903 | 877.369.4617, or you may request a copy
from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC.
Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors,
Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.